

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2025

Anna Zhabina
President, Treasurer and Secretary
Essence Array Inc
2 Queen's Club Gardens, Suite 7
Yarrell Mansions
London, W14 9TB
United Kingdom

      Re: Essence Array Inc
          Registration Statement on Form S-1
          Filed April 28, 2025
          File No. 333-286798

Dear Anna Zhabina:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Plan of Operation, page 16

1.   Please disclose the location where you will set up your office.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 18

2.   You characterize here and elsewhere the initial issuance of your common stock of 5,473,000 shares on March 28, 2024 as consisting of $5,000 cash and the application of $473 loan previously extended to you. From information in the filing it appears you received $473 cash from this issuance, with the remaining $5,000 as a subscription receivable (that remains outstanding) that should be recorded as a contra-equity item as an offset to common stock issued (refer to ASC 505-10-45-2 and Rule 5-02.29 of

Regulation S-X). Please conform all disclosures throughout the filing to reflect the effect of this, including net tangible book value on page 14 for which the amount now appears should be zero, as well as applicable presentations in the balance sheet, statement of changes in stockholder's equity, statement of cash flows and applicable notes to the financial statements. In conformity with these changes, please have the auditors reconsider the date of their opinion.

Description of Business
Our Business, page 20

3.   Please revise your disclosure here and throughout the registration statement to more clearly articulate the status of your operations. Your disclosure indicates that you have "very limited operating history and no established customer base," you have no revenues, and your activities to date have been focused on organizational matters and "limited operational development." However, your disclosure elsewhere, such as on page 20, suggests that you have an established business. In this regard, you indicate that your business operates through two primary channels, you are "engaged in the distribution" of European health and beauty supplements, you have "strong supplier relationships in Europe," and you partner with boutique retails, spas, salons, wellness clinics, and online beauty marketplaces. You also indicate that you are developing an online platform for direct-to-consumer sales. To the extent these statements are aspirational and do not reflect the current state of your business, please either remove them or clearly disclose that you have not yet engaged in any of these activities and there is no guarantee that you will be able to do so. Clearly disclose here and elsewhere as appropriate that you do not have any partnerships, arrangements or supplier relationships, you have not engaged in any development activities, you do not have any customers, and that you have only conducted organizational matters to date.

Employees; Identification of Certain Significant Employees., page 23

4.   We note your disclosure here that you have "no employees." Elsewhere, such as page 9, you state that you only have one employee, Anna Zhabina. Please revise your disclosure to clarify whether you have no employees or a singular employee.

Directors, Executive Officers, Promoter and Control Persons, page 24

5.   Please expand your disclosure related to Anna Zhabina's background to provide all information required by Item 401 of Regulation S-K, including but not limited to disclosing Ms. Zhabina's business experience during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on, as well as any relevant directorships. In this regard, we note your disclosure that Ms. Zhabina "is involved in other business activities that are similar to the business activities of Essence Array Inc. As such, potential conflicts of interest may arise." Also indicate the size of operations at Neitzens Group Limited and Beyond Tech, as such information relates to the level of Ms. Zhabina's professional competence and the nature of her prior business experience.

<u>Item 16. Exhibits, page 35</u>

6.   Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel. Refer to Item 601(b)(5)(i) and Item 601(b)(23)(i) of Regulation S-K.

7.   In exhibit 23.1, please have your auditors revise their consent to reflect it applies to the registration statement filed on Form F-1 on April 28, 2025 and remove the reference to the annual report on Form 10-K. Also, the consent should reference the period from March 28, 2024 (inception) to March 31, 2025 consistent with the audited financial statements.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

8.   You disclose you issued your initial shares of common stock on March 28, 2024. Accordingly, this appears to be your date of inception. Please have your auditors revise their report to reflect the period from March 28, 2024 (inception) to March 31, 2025 in referring to the financial statements other than the balance sheet. Refer to paragraph 8 of AS 3101. Conform the caption of all affected financial statements to reflect this inception date.

<u>General</u>

9.   Please revise your disclosure throughout to clarify for which of the OTC Market Groups platforms you intend to apply, if known.

10.   We note your disclosure throughout the prospectus that you only recently commenced operations. Please expand your disclosure throughout to clarify what operations the company is currently conducting. In this regard, we note that you state you have neither customers nor revenues at this time.

11.   We note disclosure on page F-8 regarding a subscription agreement between you and Ms. Zhabina executed on March 28, 2025. Please revise your prospectus to disclose this subscription agreement, discuss its material terms, and file a copy of the subscription agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

12.   It appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, no expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services